Exhibit 99.1

China Lodging Group, Limited Reports Fourth Quarter and Full Year 2016 Financial Results

  A total of 3,269 hotels or 331,347 hotel rooms in operation as of December 31, 2016.
  Net revenues increased 10.9% year-over-year to RMB1,669.9 million (US$240.5 million) 1 for the fourth quarter and 13.2% to RMB6,538.6 million (US$941.8 million) for the full year of 2016, in line with the guidance previously announced.
  Adjusted EBITDA (non-GAAP) increased 18.4% year-over-year to RMB379.3 million (US$54.6 million) for the fourth quarter and increased 34.9% to RMB1,785.8 million (US$257.2 million) for the full year of 2016.
  Net income attributable to China Lodging Group, Limited was RMB125.9 million (US$18.1 million) for the fourth quarter and RMB804.6 million (US$115.9 million) for the full year of 2016, increasing 77.9% year-over-year for the fourth quarter and increasing 84.3% for the full year of 2016.
  Basic earnings per ADS2 were RMB1.81 (US$0.26) for the fourth quarter of 2016 and RMB11.70 (US$1.68) for the full year of 2016. Diluted earnings per ADS were RMB1.76 (US$0.25) for the fourth quarter of 2016 and RMB11.38 (US$1.64) for the full year of 2016. Excluding share-based compensation expenses, adjusted basic earnings per ADS (non-GAAP) were RMB1.99 (US$0.29) for the fourth quarter of 2016 and RMB12.50 (US$1.80) for the full year of 2016 and adjusted diluted earnings per ADS (non-GAAP) were RMB1.94 (US$0.28) for the fourth quarter of 2016 and RMB12.16 (US$1.75) for the full year of 2016.
  The Company provided guidance for Q1 2017 net revenues growth of 7.2% to 8.4% and full year 2017 net revenues growth of 8% to 12%.

SHANGHAI, China, March 15, 2017 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “Huazhu” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2016.

Operational Highlights of Fourth Quarter 2016

  During the fourth quarter of 2016, the Company opened 10 leased (“leased-and-owned”) hotels and 138 manachised (“franchised-and-managed”) and franchised hotels, and closed 11 leased hotels and 66 manachised and franchised hotels.

  The ADR, which is defined as the average daily rate for all hotels in operation (excluding certain franchised Starway hotels), was RMB186 in the fourth quarter of 2016, compared with RMB177 in the fourth quarter of 2015 and RMB194 in the previous quarter. The year-over-year increase of 5.2% was mainly attributable to more favorable brand mix with an increased proportion of midscale and upscale hotels in operation. The sequential decrease resulted mainly from seasonality.

  The occupancy rate for all hotels in operation (excluding certain franchised Starway hotels) was 84.7% in the fourth quarter of 2016, compared with 84.3% in the fourth quarter of 2015 and 88.9% in the previous quarter. The slight year-over-year increase was mainly due to improved occupancy in mature hotels. The sequential decrease resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation (excluding certain franchised Starway hotels), was RMB158 in the fourth quarter of 2016, compared with RMB149 in the fourth quarter of 2015 and RMB173 in the previous quarter. The year-over-year increase was a result of higher ADR and higher occupancy rate. The sequential decrease resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months (excluding certain franchised Starway hotels), the same-hotel RevPAR was RMB157 for the fourth quarter of 2016, a 2.5% increase from RMB153 for the fourth quarter of 2015, with a 1.6% increase in ADR and a 0.7-percentage-point increase in occupancy rate. The midscale and upscale hotels registered an 8.9% same-hotel RevPAR improvement, with a 7.6% increase in ADR and 1-percentage-point increase in occupancy rate.

Operational Highlights of Full Year 2016

  For the full year of 2016, the Company opened 33 leased hotels and 704 manachised and franchised hotels, and closed 25 leased hotels and 206 manachised and franchised hotels. As of December 31, 2016, the Company had 624 leased hotels, 2,471 manachised hotels, and 174 franchised hotels in operation in 367 cities. The number of hotel rooms in operation totaled 331,347, an increase of 18.8% from a year ago.

  As of December 31, 2016, the Company had 15 leased hotels and 427 manachised and franchised hotels contracted or under construction.

  For the full year of 2016, the ADR for all hotels in operation (excluding certain franchised Starway hotels) was RMB185, compared to RMB179 in 2015.

  For the full year of 2016, the occupancy rate for all hotels in operation (excluding certain franchised Starway hotels) was 84.9%, compared with 85.3% in 2015. The slight decline in occupancy rate was due to lower occupancy of our new brands, and partially offset by improved occupancy in mature hotels.

  For the full year of 2016, the RevPAR for all hotels in operation (excluding certain franchised Starway hotels), was RMB157, a 2.7% increase from RMB153 in 2015. The increase was a result of higher ADR.

  For all the hotels which had been in operation for at least 18 months (excluding certain franchised Starway hotels), the same-hotel RevPAR was RMB158 in 2016, a 0.4% increase from RMB157 in 2015, with a 0.5% increase in ADR and a 0.1-percentage-point drop in occupancy rate. In 2016, the midscale and upscale hotels registered an 8.3% same-hotel RevPAR improvement, with a 5.4% increase in ADR and 2.3-percentage-point increase in occupancy rate.

  As of December 31, 2016, the Company’s loyalty program had more than 78 million members, who contributed 80% of room nights sold during the full year of 2016. In 2016, more than 88% of room nights were sold through the Company’s own channels.

"We are encouraged by our accelerated blended RevPAR growth this quarter. The year-over-year growth of 5.7% was fueled by the improved blended RevPAR of HanTing hotels thanks to upgrade to HanTing 2.0, coupled with continuously-growing demand for our midscale hotels. In the fourth quarter, the blended RevPAR of HanTing hotels increased by 3% year-over-year, with 31% of rooms under HanTing 2.0 model. We will continue the upgrade program of economy hotels in the next three years, so as to revitalize our flagship brand to attract more customers and franchisees," said Ms. Jenny Zhang, Chief Executive Officer of China Lodging Group.

"In 2017, our focus remains on product quality. In addition to our economy hotels upgrade program, we have also strengthened the brand and operating standards for our existing hotels by removing a number of hotels that failed to comply with our standards. We have also increased the proportion of midscale and upscale hotels in the portfolio. For the full year 2016, midscale and upscale brands accounted for 29% of our net new openings, and 40% of our pipeline as of December 31, 2016. We believe our continued focus on quality and powerful brand portfolio will lead to better operational performance and financial results in the coming quarters," Jenny added.

Fourth Quarter and Full Year of 2016 Financial Results

(RMB in thousands)	Q4 2015	Q3 2016	Q4 2016	2015 FY	2016 FY
Revenues:
Leased and owned hotels	1,287,714	1,390,334	1,290,575	4,986,872	5,212,405
Manachised and franchised hotels	305,573	373,239	367,983	1,123,979	1,411,156
Others	-	10,233	11,365	-	31,219
Total revenues	1,593,287	1,773,806	1,669,923	6,110,851	6,654,780
Less: business tax and related surcharges	(86,972)	-	-	(336,227)	(116,149)
Net revenues	1,506,315	1,773,806	1,669,923	5,774,624	6,538,631
Net revenues from leased and owned hotels	1,217,422	1,390,334	1,290,575	4,712,488	5,121,431
Net revenues from manachised and franchised hotels	288,893	373,239	367,983	1,062,136	1,386,526
Others	-	10,233	11,365	-	30,674

Note: Value-added tax (“VAT”) has been implemented for hospitality industry to replace business tax in China effective May 1, 2016. For comparison purpose, the net revenue for each business in Q4 2015 and full year of 2015 and 2016 are calculated with proportional allocation of business tax and related surcharges.

Net revenues for the fourth quarter of 2016 were RMB1,669.9 million (US$240.5 million), representing a 10.9% year-over-year increase and a 5.9% sequential decrease. The year-over-year increase was primarily attributable to our hotel network expansion and improved blended RevPAR. The sequential decrease was due to seasonality.

Net revenues for the full year of 2016 were RMB6,538.6 million (US$941.8 million), representing an increase of 13.2% from the full year of 2015.

Net revenues from leased and owned hotels for the fourth quarter of 2016 were RMB1,290.6 million (US$185.9 million), representing a 6.0% year-over-year increase and a 7.2% sequential decrease.

For the full year of 2016, net revenues from leased and owned hotels were RMB5,121.4 million (US$737.6 million), representing a 8.7% year-over-year increase.

Net revenues from manachised and franchised hotels for the fourth quarter of 2016 were RMB368.0 million (US$53.0 million), representing a 27.4% year-over-year increase and a 1.4% sequential decrease.

For the full year of 2016, net revenues from manachised and franchised hotels were RMB 1,386.5 million (US$199.7 million), representing a 30.5% year-over-year increase. It accounts for 21.2% of net revenues, compared to 18.4% of net revenues for the year of 2015.

Other revenues represent revenues generated from other than the operation of hotel businesses, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels, totaling RMB11.4 million (US$1.6 million) in the fourth quarter of 2016.

For the full year of 2016, net revenues from other businesses were RMB30.7 million (US$4.5 million).

(RMB in thousands)	Q4 2015	Q3 2016	Q4 2016	2015 FY	2016 FY
Operating costs and expenses:
Hotel operating costs	1,198,604	1,249,701	1,264,602	4,512,147	4,932,173
Other operating costs	-	2,258	2,319	-	7,606
Selling and marketing expenses	46,791	31,264	46,142	179,568	146,525
General and administrative expenses	128,233	123,233	143,434	403,008	492,141
Pre-opening expenses	16,216	16,710	19,747	110,011	71,847
Total operating costs and expenses	1,389,844	1,423,166	1,476,244	5,204,734	5,650,292

Hotel operating costs for the fourth quarter of 2016 were RMB1,264.6 million (US$182.1 million), compared to RMB1,198.6 million in the fourth quarter of 2015 and RMB1,249.7 million in the previous quarter, representing a 5.5% year-over-year increase and a 1.2% sequential increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2016 were RMB1,260.9 million (US$181.6 million), representing 75.5% of net revenues, compared to 79.4% for the fourth quarter in 2015 and 70.3% for the previous quarter. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR and VAT deductions. The sequential increase in the percentage was mainly due to seasonality.

For the full year of 2016, hotel operating costs were RMB4,932.2 million (US$710.4 million), compared to RMB4,512.1 million in 2015. Excluding share-based compensation, hotel operating costs (non-GAAP) were RMB4,918.6 million (US$708.4 million), representing 75.2% of net revenues, compared to 77.9% in 2015.

Selling and marketing expenses for the fourth quarter of 2016 were RMB46.1 million (US$6.6 million), compared to RMB46.8 million in the fourth quarter of 2015 and RMB31.3 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2016 were RMB46.1 million (US$6.6 million), or 2.8% of net revenues, compared to 3.1% for the fourth quarter of 2015 and 1.8% for the previous quarter. The year-over-year decrease was mainly attributable to the adjustment related to membership point cost in the fourth quarter of 2016. The sequential increase in the percentage was mainly due to more marketing activities occurred at the year-end.

For the full year of 2016, selling and marketing expenses were RMB146.5 million (US$21.1 million), compared to RMB179.6 million in 2015. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB145.7 million (US$21.0 million), representing 2.2% of net revenues, compared to 3.1% in 2015. The year-over-year decrease was mainly attributable to the adjustment related to membership point cost in 2016.

General and administrative expenses for the fourth quarter of 2016 were RMB143.4 million (US$20.7 million), compared to RMB128.2 million in the fourth quarter of 2015 and RMB123.2 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2016 were RMB134.7 million (US$19.4 million), representing 8.1% of net revenues, compared with 7.7% of net revenues in the fourth quarter of 2015 and 6.5% in the previous quarter. The year-over-year and sequential increase in the percentage was mainly due to the increase of personnel costs and professional fees.

For the full year of 2016, general and administrative expenses were RMB492.1 million (US$70.9 million), compared to RMB403.0 million in 2015. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB451.1 million (US$65.0 million), representing 6.9% of net revenues, compared to 6.3% in 2015.

Pre-opening expenses for the fourth quarter of 2016 were RMB19.7 million (US$2.8 million), representing a 21.8% year-over-year increase and an 18.2% sequential increase. The increase was mainly due to more leased and owned hotels are under construction in the fourth quarter of 2016.

Pre-opening expenses for the full year of 2016 were RMB71.8 million (US$10.3 million), compared to RMB110.0 million in 2015, representing a year-over-year decrease of 34.7%. The decrease in pre-opening expenses was mainly attributable to fewer leased hotel opened or under construction in 2016 than in 2015. The pre-opening expenses as a percentage of net revenues decreased to 1.1% in 2016 from 1.9% in 2015.

Income from operations for the fourth quarter of 2016 was RMB185.7 million (US$26.7 million), compared to RMB130.6 million in the fourth quarter of 2015 and RMB351.0 million in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the fourth quarter of 2016 was RMB198.2 million (US$28.6 million), compared to adjusted income from operation (non-GAAP) of RMB144.5 million for the fourth quarter of 2015 and RMB362.9 million for the previous quarter. The adjusted operating margin，defined as adjusted operating income (non-GAAP) as percentage of net revenues, for the fourth quarter of 2016 was 11.8%, compared with 9.7% in the fourth quarter of 2015 and 20.4% in the previous quarter. The improved year-over-year adjusted operating margin was mainly attributable to improved blended RevPAR and VAT deductions. The sequential decrease in the margin was due to seasonality.

Income from operations for the full year of 2016 was RMB870.9 million (US$125.4 million), compared to RMB601.2 million in 2015. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the year of 2016 was RMB926.3 million (US$133.4 million), compared to RMB653.7 million for the year of 2015. The adjusted operating margin (non-GAAP) for the year of 2016 was 14.1%, compared with 11.4% for the year of 2015. The improvement of 2.7-percentage-points in the adjusted operating margin was mainly attributable to the higher blended RevPAR and VAT deductions in 2016.

Net income attributable to China Lodging Group, Limited for the fourth quarter of 2016 was RMB125.9 million (US$18.1 million), compared to RMB70.8 million in the fourth quarter of 2015 and RMB293.9 million in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the fourth quarter of 2016 was RMB138.4 million (US$19.9 million), representing a 63.4% year-over-year increase and a 54.7% sequential decrease.

Net income attributable to China Lodging Group, Limited for the full year of 2016 was RMB804.6 million (US$115.9 million), compared to RMB436.6 million in 2015. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group (non-GAAP) for the full year of 2016 was RMB860.1 million (US$123.9 million), compared to RMB489.1 million in 2015. The year-over-year increase of 75.8% was mainly attributable to the expanded hotel network, improved blended RevPAR, and investment gain in 2016.

Basic and diluted earnings per share/ADS.  For the fourth quarter of 2016, basic earnings per share were RMB0.45 (US$0.07) and diluted earnings per share were RMB0.44 (US$0.06); basic earnings per ADS were RMB1.81 (US$0.26) and diluted earnings per ADS were RMB1.76 (US$0.25). For the fourth quarter of 2016, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB0.50 (US$0.07) and adjusted diluted earnings per share (non-GAAP) were RMB0.48 (US$0.07); adjusted basic earnings per ADS (non-GAAP) were RMB1.99 (US$0.29) and adjusted diluted earnings per ADS (non-GAAP) were RMB1.94 (US$0.28).

For the full year of 2016, basic earnings per share were RMB2.92 (US$0.42) and diluted earnings per share were RMB2.84 (US$0.41); basic earnings per ADS were RMB11.70 (US$1.68), while diluted earnings per ADS were RMB11.38 (US$1.64). For the full year of 2016, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB3.13 (US$0.45), while adjusted diluted earnings per share (non-GAAP) were RMB3.04 (US$0.44), and adjusted basic earnings per ADS (non-GAAP) were RMB12.50 (US$1.80), while adjusted diluted earnings per ADS (non-GAAP) were RMB12.16 (US$1.75).

EBITDA (non-GAAP) for the fourth quarter of 2016 was RMB366.8 million (US$52.8 million), compared with RMB 306.5 million in the fourth quarter of 2015 and RMB546.7 million in the previous quarter. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the fourth quarter of 2016 was RMB379.3 million (US$54.6 million), compared with RMB320.4 million for the fourth quarter of 2015 and RMB558.5 million for the previous quarter.

EBITDA (non-GAAP) for the full year of 2016 was RMB1,730.3 million (US$249.2 million), compared to RMB1,271.7 million in 2015. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the full year of 2016 was RMB1,785.8 million (US$257.2 million), compared with RMB1,324.2 million in 2015, representing a 34.9% year-over-year increase. The year-over-year increase was mainly due to the expansion of the Company’s hotel network, the improved RevPAR and investment gain in 2016. The adjusted EBITDA margin (non-GAAP) for the year of 2016 was 27.3%, compared with 22.9% for the year of 2015.

Cash flow. Operating cash inflow for the fourth quarter of 2016 was RMB442.5 million (US$63.7 million). Investing cash outflow for the fourth quarter was RMB240.7 million (US$34.7 million).

Operating cash inflow for the full year of 2016 was RMB2,047.7 million (US$294.9 million), representing an increase of 17.0% from 2015. The significant growth was mainly due to the Company’s fast network expansion with manachise and franchise models. Investing cash inflow for the full year of 2016 was RMB183.8 million (US$26.5 million), compared to investing cash outflow of RMB 1,550.4 million in 2015. The fluctuation was mainly attributable to cash from business acquisition, the maturity and sale of short-term investment like Home Inn, and decrease in restricted cash.

Cash and cash equivalents and Restricted cash. As of December 31, 2016, the Company had a total balance of cash and cash equivalents, restricted cash of RMB3,235.5 million (US$466.0 million).

Debt financing. As of December 31, 2016, the Company had a short-term loan balance of RMB298.3 million (US$43.0 million) and the total credit facility available to the Company was RMB250.0 million.

Business Outlook and Guidance for 2016
“We remain positive about the long-term prospects about China travel industry. In 2017, we continue our consistent execution of asset-light and multiple-brand strategy. We plan to add about 450-500 hotels, with approximately 40% for midscale and upscale hotels. The manachised and franchised hotels continue to be the vast majority of our new openings in 2017, which is similar to 2016,” commented Mr. Ji.

In the first quarter of 2017, the Company expects net revenues to grow 7.2% to 8.4% year-over-year. For the full year 2017, the Company expects net revenues to grow 8% to 12% from 2016.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
China Lodging Group's management will host a conference call at 9 p.m. ET, Tuesday, March 14, 2017 (or 9 a.m. on Wednesday, March 15, 2017 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 7256 4976.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through March 22, 2017. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 7256 4976.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted operating margin excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA excluding share-based compensation expenses; adjusted EBITDA margin excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses may not be indicative of Company operating performance. Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels currently in operation. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of December 31, 2016, the Company had 3,269 hotels or 331,347 rooms in operation in 367 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of December 31, 2016, China Lodging Group operates 24 percent of its hotel rooms under lease model, 76 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.9430 on December 31, 2016 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company’s ordinary shares.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2015	December 31, 2016
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,237,838	3,235,007	465,938
Restricted cash	360,500	500	72
Short-term investments	506,407	-	-
Accounts receivable, net	93,956	141,649	20,402
Loan receivables	26,808	22,410	3,228
Amounts due from related parties	16,157	98,453	14,180
Prepaid rent	429,588	446,127	64,256
Inventories	24,529	21,606	3,112
Other current assets	167,995	208,929	30,091
Total current assets	2,863,778	4,174,681	601,279

Property and equipment, net	3,805,886	3,710,468	534,419
Intangible assets, net	144,812	342,694	49,358
Land use right	-	145,521	20,959
Long-term investments	344,242	1,064,321	153,294
Goodwill	108,344	171,504	24,702
Loan receivables	12,336	7,269	1,047
Other assets	195,446	200,492	28,877
Deferred tax assets	218,677	176,414	25,409
Total assets	7,693,521	9,993,364	1,439,344

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	324,680	298,291	42,963
Accounts payable	585,347	584,731	84,219
Amounts due to related parties	7,653	11,058	1,593
Salary and welfare payable	210,955	274,259	39,501
Deferred revenue	705,607	749,793	107,993
Accrued expenses and other current liabilities	576,160	895,837	129,027
Dividends payable	276,261	-	-
Income tax payable	102,810	152,112	21,909
Total current liabilities	2,789,473	2,966,081	427,205

Deferred rent	945,192	1,023,843	147,464
Deferred revenue	180,861	166,963	24,048
Other long-term liabilities	275,954	323,991	46,664
Deferred tax liabilities	61,293	96,329	13,874
Total liabilities	4,252,773	4,577,207	659,255

Equity:
Ordinary shares	186	204	29
Treasury shares	(107,331)	(107,331)	(15,459)
Additional paid-in capital	2,470,099	3,699,056	532,776
Retained earnings	1,007,559	1,812,174	261,007
Accumulated other comprehensive income (loss)	59,596	(4,503)	(649)
Total China Lodging Group, Limited shareholders' equity	3,430,109	5,399,600	777,704
Noncontrolling interest	10,639	16,557	2,385
Total equity	3,440,748	5,416,157	780,089
Total liabilities and equity	7,693,521	9,993,364	1,439,344

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended				Year Ended
	December 31, 2015	September 30, 2016	December 31, 2016		December 31, 2015	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased and owned hotels	1,287,714	1,390,334	1,290,575	185,881	4,986,872	5,212,405	750,743
Manachised and franchised hotels	305,573	373,239	367,983	53,001	1,123,979	1,411,156	203,249
Others	-	10,233	11,365	1,637	-	31,219	4,496
Total revenues	1,593,287	1,773,806	1,669,923	240,519	6,110,851	6,654,780	958,488
Less: business tax and related surcharges	(86,972)	-	-	-	(336,227)	(116,149)	(16,729)
Net revenues	1,506,315	1,773,806	1,669,923	240,519	5,774,624	6,538,631	941,759

Operating costs and expenses:
Hotel operating costs:
Rents	(470,567)	(458,946)	(461,112)	(66,414)	(1,804,532)	(1,870,879)	(269,463)
Utilities	(85,288)	(85,953)	(78,451)	(11,299)	(341,620)	(345,615)	(49,779)
Personnel costs	(232,662)	(282,911)	(272,706)	(39,278)	(919,555)	(1,088,380)	(156,759)
Depreciation and amortization	(164,890)	(171,089)	(169,350)	(24,391)	(645,058)	(676,996)	(97,508)
Consumables, food and beverage	(130,017)	(122,071)	(127,864)	(18,416)	(485,099)	(494,764)	(71,261)
Others	(115,180)	(128,731)	(155,119)	(22,342)	(316,283)	(455,539)	(65,611)
Total hotel operating costs	(1,198,604)	(1,249,701)	(1,264,602)	(182,140)	(4,512,147)	(4,932,173)	(710,381)
Other operating costs	-	(2,258)	(2,319)	(334)	-	(7,606)	(1,095)
Selling and marketing expenses	(46,791)	(31,264)	(46,142)	(6,646)	(179,568)	(146,525)	(21,104)
General and administrative expenses	(128,233)	(123,233)	(143,434)	(20,659)	(403,008)	(492,141)	(70,883)
Pre-opening expenses	(16,216)	(16,710)	(19,747)	(2,844)	(110,011)	(71,847)	(10,348)
Total operating costs and expenses	(1,389,844)	(1,423,166)	(1,476,244)	(212,623)	(5,204,734)	(5,650,292)	(813,811)
Other operating income (expense), net	14,111	399	(7,961)	(1,147)	31,264	(17,440)	(2,512)
Income from operations	130,582	351,039	185,718	26,749	601,154	870,899	125,436
Interest income	9,007	19,154	22,939	3,304	26,712	67,366	9,703
Interest expense	(1,606)	(2,158)	(2,289)	(329)	(3,854)	(11,056)	(1,592)
Other income	2,855	11,577	(3,207)	(462)	6,979	133,755	19,265
Foreign exchange gain	4,533	1,800	10,341	1,489	7,814	16,481	2,373
Income before income taxes	145,371	381,412	213,502	30,751	638,805	1,077,445	155,185
Income tax expense	(73,742)	(94,204)	(87,745)	(12,638)	(196,529)	(287,120)	(41,354)
Income (Loss) from equity method investments	(791)	2,277	3,734	538	(2,896)	6,157	886
Net income	70,838	289,485	129,491	18,651	439,380	796,482	114,717
Less: net loss (income) attributable to noncontrolling interests	(78)	4,384	(3,633)	(524)	(2,780)	8,133	1,171
Net income attributable to China Lodging Group, Limited	70,760	293,869	125,858	18,127	436,600	804,615	115,888
Other comprehensive income
Unrealized securities holding gains (losses), net of tax	106,600	10,395	3,278	472	68,069	16,449	2,369
Reclassification adjustment of unrealized securities holding gains, net of tax, for gain included in net income	-	-	-	-	-	(67,921)	(9,783)
Foreign currency translation adjustments, net of tax	3,342	(1,547)	(6,911)	(995)	3,535	(12,627)	(1,819)
Comprehensive income	180,780	298,333	125,858	18,128	510,984	732,383	105,484
Comprehensive loss (income) attributable to the noncontrolling interest	(78)	4,384	(3,633)	(524)	(2,780)	8,133	1,171
Comprehensive income attributable to China Lodging Group, Limited	180,702	302,717	122,225	17,604	508,204	740,516	106,655

Earnings per share:
Basic	0.28	1.06	0.45	0.07	1.74	2.92	0.42
Diluted	0.28	1.03	0.44	0.06	1.70	2.84	0.41

Earnings per ADS:
Basic	1.13	4.24	1.81	0.26	6.97	11.70	1.68
Diluted	1.10	4.12	1.76	0.25	6.82	11.38	1.64

Weighted average number of shares used in computation:
Basic	249,674	277,169	277,473	277,473	250,533	275,139	275,139
Diluted	256,546	285,426	285,887	285,887	256,104	282,889	282,889

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended				Year Ended
	December 31, 2015	September 30, 2016	December 31, 2016		December 31, 2015	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	70,838	289,485	129,491	18,651	439,380	796,482	114,717
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	13,909	11,813	12,527	1,805	52,535	55,436	7,984
Depreciation and amortization	169,355	175,637	173,826	25,036	661,404	694,894	100,086
Deferred taxes	(42,673)	6,426	30,809	4,437	(50,149)	33,446	4,817
Bad debt expenses	1,909	(964)	1,200	173	1,997	1,082	156
Deferred rent	32,440	20,923	29,764	4,287	130,301	103,322	14,881
Loss (gain) from disposal of property and equipment	(5,519)	1,252	1,240	179	(5,519)	9,333	1,344
Impairment loss	50,368	51,457	62,669	9,026	95,608	153,741	22,143
Loss (Income) from equity method investments	791	(2,277)	(3,734)	(538)	2,896	(6,157)	(887)
Investment loss (gain)	(2,766)	1,989	-	-	(2,767)	(116,763)	(16,817)
Excess tax benefit from share-based compensation	(7,833)	(3,656)	(11,470)	(1,652)	(12,838)	(18,645)	(2,685)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(5,419)	(4,114)	922	133	(5,749)	(46,211)	(6,656)
Prepaid rent	21,191	(22,304)	(43,153)	(6,215)	(44,430)	(25,380)	(3,655)
Inventories	1,888	(565)	167	24	5,952	3,923	565
Amounts due from related parties	-	1	(4,537)	(653)	-	(9,314)	(1,341)
Other current assets	(27,515)	(21,681)	(11,803)	(1,700)	(15,518)	(40,813)	(5,878)
Other assets	6,544	(6,451)	5,362	772	1,787	(5,046)	(727)
Accounts payable	8,187	(1,107)	39,690	5,717	14,194	59,129	8,516
Amounts due to related parties	1,332	1,764	1,796	259	1,250	7,489	1,079
Salary and welfare payables	79,990	(27,150)	111,005	15,988	24,532	60,669	8,738
Deferred revenue	80,235	(42,477)	(89,742)	(12,926)	216,805	19,529	2,813
Accrued expenses and other current liabilities	58,797	126,971	3,665	528	121,502	202,351	29,145
Income tax payable and receivable	58,255	54,895	(11,563)	(1,665)	56,019	64,087	9,230
Other long-term liabilities	13,968	10,319	14,339	2,065	60,481	51,072	7,356
Net cash provided by operating activities	578,272	620,186	442,470	63,731	1,749,673	2,047,656	294,924

Investing activities:
Purchases of property and equipment	(119,380)	(108,719)	(109,231)	(15,733)	(640,222)	(503,136)	(72,467)
Purchases of intangibles	(1,182)	(5,122)	(3,517)	(507)	(8,818)	(13,557)	(1,953)
Amount received as a result of government zoning	5,721	-	-	-	6,721	2,099	302
Acquisitions, net of cash received	(3,633)	(2,926)	(1,683)	(242)	(19,153)	131,501	18,940
Proceeds from disposal of subsidiary and branch, net of cash disposed	2,500	-	-	-	5,000	(20,668)	(2,977)
Purchase of long-term investments	(31,168)	(17,130)	(152,321)	(21,939)	(105,707)	(293,125)	(42,219)
Proceeds from maturity/sale of long-term investments	14,410	4,553	-	-	14,410	14,842	2,138
Payment for shareholder loan to joint venture	(134)	(81)	(1,214)	(175)	(1,386)	(39,387)	(5,673)
Collection of shareholder loan from joint venture	-	9,285	-	-	1,522	9,285	1,337
Purchase of short-term investments	-	-	-	-	(434,811)	-	-
Proceeds from sale of short-term investment	-	-	-	-	-	526,443	75,824
Payment for the origination of loan receivables	(5,000)	(3,020)	-	-	(53,000)	(36,420)	(5,246)
Proceeds from collection of loan receivables	32,706	5,401	25,622	3,690	45,587	45,885	6,609
Decrease (increase) in restricted cash	219,500	358,343	1,657	239	(360,500)	360,000	51,851
Net cash provided by (used in) investing activities	114,340	240,584	(240,687)	(34,667)	(1,550,357)	183,762	26,466

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	10,970	3,299	3,668	528	22,619	12,206	1,759
Payment of share repurchase	-	-	-	-	(107,331)	-	-
Proceeds from short-term debt	-	-	-	-	589,376	281,719	40,576
Repayment of short-term debt	(269,424)	(332,555)	-	-	(283,516)	(332,555)	(47,898)
Funds advanced from noncontrolling interest holders	5,432	-	7,453	1,073	5,432	11,453	1,650
Repayment of funds advanced from noncontrolling interest holders	(120)	-	(400)	(58)	(900)	(600)	(86)
Acquisition of noncontrolling interest	(2,042)	-	(4,083)	(588)	(4,083)	(4,083)	(588)
Contribution from noncontrolling interest holders	200	800	10,500	1,512	2,450	45,604	6,568
Dividend paid to noncontrolling interest holders	(120)	(1,935)	(612)	(88)	(4,604)	(3,677)	(530)
Dividend paid	-	-	-	-	-	(276,261)	(39,790)
Excess tax benefit from share-based compensation	7,833	3,656	11,470	1,652	12,838	18,645	2,685
Net cash provided by (used in) financing activities	(247,271)	(326,735)	27,996	4,031	232,281	(247,549)	(35,654)

Effect of exchange rate changes on cash and cash equivalents	(6,731)	1,444	3,397	489	(2,624)	13,300	1,916

Net increase in cash and cash equivalents	438,610	535,479	233,176	33,584	428,973	1,997,169	287,652
Cash and cash equivalents at the beginning of the period	799,228	2,466,352	3,001,831	432,354	808,865	1,237,838	178,286
Cash and cash equivalents at the end of the period	1,237,838	3,001,831	3,235,007	465,938	1,237,838	3,235,007	465,938

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,264,602	75.7%	3,738	0.2%	1,260,864	75.5%
Other operating costs	2,319	0.1%	-	0.0%	2,319	0.1%
Selling and marketing expenses	46,142	2.8%	52	0.0%	46,090	2.8%
General and administrative expenses	143,434	8.6%	8,737	0.5%	134,697	8.1%
Pre-opening expenses	19,747	1.2%	-	0.0%	19,747	1.2%
Total operating costs and expenses	1,476,244	88.4%	12,527	0.7%	1,463,717	87.7%
Income from operations	185,718	11.1%	12,527	0.7%	198,245	11.8%

	Quarter Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	182,140	75.7%	538	0.2%	181,602	75.5%
Other operating costs	334	0.1%	-	0.0%	334	0.1%
Selling and marketing expenses	6,646	2.8%	8	0.0%	6,638	2.8%
General and administrative expenses	20,659	8.6%	1,259	0.5%	19,400	8.1%
Pre-opening expenses	2,844	1.2%	-	0.0%	2,844	1.2%
Total operating costs and expenses	212,623	88.4%	1,805	0.7%	210,818	87.7%
Income from operations	26,749	11.1%	1,805	0.7%	28,554	11.8%

	Quarter Ended September 30, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,249,701	70.5%	3,866	0.2%	1,245,835	70.3%
Other operating costs	2,258	0.1%	-	0.0%	2,258	0.1%
Selling and marketing expenses	31,264	1.8%	244	0.0%	31,020	1.8%
General and administrative expenses	123,233	6.9%	7,703	0.4%	115,530	6.5%
Pre-opening expenses	16,710	0.9%	-	0.0%	16,710	0.9%
Total operating costs and expenses	1,423,166	80.2%	11,813	0.6%	1,411,353	79.6%
Income from operations	351,039	19.8%	11,813	0.6%	362,852	20.4%

	Quarter Ended December 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,198,604	79.6%	2,352	0.2%	1,196,252	79.4%
Other operating costs	-	0.0%	-	0.0%	-	0.0%
Selling and marketing expenses	46,791	3.1%	100	0.0%	46,691	3.1%
General and administrative expenses	128,233	8.5%	11,457	0.8%	116,776	7.7%
Pre-opening expenses	16,216	1.1%	-	0.0%	16,216	1.1%
Total operating costs and expenses	1,389,844	92.3%	13,909	1.0%	1,375,935	91.3%
Income from operations	130,582	8.7%	13,909	1.0%	144,491	9.7%

	Year Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	4,932,173	75.4%	13,603	0.2%	4,918,570	75.2%
Other operating costs	7,606	0.1%	-	0.0%	7,606	0.1%
Selling and marketing expenses	146,525	2.2%	811	0.0%	145,714	2.2%
General and administrative expenses	492,141	7.5%	41,022	0.6%	451,119	6.9%
Pre-opening expenses	71,847	1.1%	-	0.0%	71,847	1.1%
Total operating costs and expenses	5,650,292	86.3%	55,436	0.8%	5,594,856	85.5%
Income from operations	870,899	13.3%	55,436	0.8%	926,335	14.1%

	Year Ended December 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	710,381	75.4%	1,959	0.2%	708,422	75.2%
Other operating costs	1,095	0.1%	-	0.0%	1,095	0.1%
Selling and marketing expenses	21,104	2.2%	117	0.0%	20,987	2.2%
General and administrative expenses	70,883	7.5%	5,908	0.6%	64,975	6.9%
Pre-opening expenses	10,348	1.1%	-	0.0%	10,348	1.1%
Total operating costs and expenses	813,811	86.3%	7,984	0.8%	805,827	85.5%
Income from operations	125,436	13.3%	7,984	0.8%	133,420	14.1%

	Year Ended December 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	4,512,147	78.1%	8,835	0.2%	4,503,312	77.9%
Other operating costs	-	0.0%	-	0.0%	-	0.0%
Selling and marketing expenses	179,568	3.1%	907	0.0%	178,661	3.1%
General and administrative expenses	403,008	7.0%	42,793	0.7%	360,215	6.3%
Pre-opening expenses	110,011	1.9%	-	0.0%	110,011	1.9%
Total operating costs and expenses	5,204,734	90.1%	52,535	0.9%	5,152,199	89.2%
Income from operations	601,154	10.5%	52,535	0.9%	653,689	11.4%

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended				Year Ended
	December 31, 2015	September 30, 2016	December 31, 2016		December 31, 2015	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	70,760	293,869	125,858	18,127	436,600	804,615	115,888
Share-based compensation expenses	13,909	11,813	12,527	1,805	52,535	55,436	7,984
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	84,669	305,682	138,385	19,932	489,135	860,051	123,872

Earnings per share (GAAP)
Basic	0.28	1.06	0.45	0.07	1.74	2.92	0.42
Diluted	0.28	1.03	0.44	0.06	1.70	2.84	0.41

Earnings per ADS (GAAP)
Basic	1.13	4.24	1.81	0.26	6.97	11.70	1.68
Diluted	1.10	4.12	1.76	0.25	6.82	11.38	1.64

Adjusted earnings per share (non-GAAP)
Basic	0.34	1.10	0.50	0.07	1.95	3.13	0.45
Diluted	0.33	1.07	0.48	0.07	1.91	3.04	0.44

Adjusted earnings per ADS (non-GAAP)
Basic	1.36	4.41	1.99	0.29	7.81	12.50	1.80
Diluted	1.32	4.28	1.94	0.28	7.64	12.16	1.75

Weighted average number of shares used in computation
Basic	249,674	277,169	277,473	277,473	250,533	275,139	275,139
Diluted	256,546	285,426	285,887	285,887	256,104	282,889	282,889

	Quarter Ended				Year Ended
	December 31, 2015	September 30, 2016	December 31, 2016		December 31, 2015	December 31, 2016
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	70,760	293,869	125,858	18,127	436,600	804,615	115,888
Interest income	(9,007)	(19,154)	(22,939)	(3,304)	(26,712)	(67,366)	(9,703)
Interest expenses	1,606	2,158	2,289	329	3,854	11,056	1,592
Income tax expense	73,742	94,204	87,745	12,638	196,529	287,120	41,354
Depreciation and amortization	169,355	175,637	173,826	25,036	661,404	694,894	100,086
EBITDA (non-GAAP)	306,456	546,714	366,779	52,826	1,271,675	1,730,319	249,217
Share-based Compensation	13,909	11,813	12,527	1,805	52,535	55,436	7,984
Adjusted EBITDA (non-GAAP)	320,365	558,527	379,306	54,631	1,324,210	1,785,755	257,201

China Lodging Group, Limited
Operational Data
	As of
	December 31,	September 30,	December 31,
	2015	2016	2016
Total hotels in operation:	2,763	3,198	3,269
Leased hotels	616	625	624
Manachised hotels	2,067	2,399	2,471
Franchised hotels	80	174	174
Total hotel rooms in operation	278,843	322,785	331,347
Leased hotels	75,436	77,158	78,160
Manachised hotels	196,737	229,565	237,094
Franchised hotels	6,670	16,062	16,093
Number of cities	352	365	367

	For the quarter ended
	December 31,	September 30,	December 31,
	2015	2016	2016
Occupancy rate (as a percentage)
Leased hotels	85.8%	90.0%	85.5%
Manachised hotels	84.2%	89.3%	85.4%
Franchised hotels	67.4%	74.1%	68.1%
Blended	84.3%	88.9%	84.7%
Average daily room rate (in RMB)
Leased hotels	201	217	211
Manachised hotels	167	186	178
Franchised hotels	172	194	180
Blended	177	194	186
RevPAR (in RMB)
Leased hotels	172	195	181
Manachised hotels	141	166	152
Franchised hotels	116	144	123
Blended	149	173	158

	For the full year ended
	December 31,	December 31,
	2015	2016
Occupancy rate (as a percentage)
Leased hotels	86.6%	86.1%
Manachised hotels	85.0%	85.3%
Franchised hotels	70.1%	68.9%
Blended	85.3%	84.9%
Average daily room rate (in RMB)
Leased hotels	198	208
Manachised hotels	170	177
Franchised hotels	177	182
Blended	179	185
RevPAR (in RMB)
Leased hotels	172	179
Manachised hotels	145	151
Franchised hotels	124	125
Blended	153	157

Same-hotel Operational Data: like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter and full year

	As of and for the quarter ended
	December 31,
	2015	2016
Total	2,205	2,205
Leased hotels	583	583
Manachised hotels	1,622	1,622
Occupancy rate (as a percentage)	86.4%	87.1%
Average daily room rate (in RMB)	177	180
RevPAR (in RMB)	153	157

	As of and for full year ended
	December 31,
	2015	2016
Total	2,205	2,205
Leased hotels	583	583
Manachised hotels	1,622	1,622
Occupancy rate (as a percentage)	87.4%	87.4%
Average daily room rate (in RMB)	180	181
RevPAR (in RMB)	157	158

Hotel breakdown by segment

	Number of hotels in operation	Number of Rooms
	As of	As of
	December 31, 2016	December 31, 2016
Economy hotels	2,813	270,808
HanTing Hotel	2,181	221,157
Leased hotels	486	56,491
Manachised hotels	1,694	164,602
Franchised hotels	1	64
Hi Inn	375	25,600
Leased hotels	36	3,411
Manachised hotels	294	19,361
Franchised hotels	45	2,828
Elan Hotel	185	13,800
Manachised hotels	149	11,121
Franchised hotels	36	2,679
ibis Hotel	72	10,251
Leased hotels	14	2,572
Manachised hotels	12	1,753
Franchised hotels	46	5,926
Midscale and upscale hotels	456	60,539
JI Hotel	284	39,664
Leased hotels	81	14,314
Manachised hotels	201	25,201
Franchised hotels	2	149
Starway Hotel	136	13,206
Leased hotels	2	386
Manachised hotels	96	9,577
Franchised hotels	38	3,243
Joya Hotel	6	1,131
Leased hotels	3	523
Manachised hotels	3	608
Manxin Hotels & Resorts	2	78
Leased hotels
Manachised hotels	2	78
ibis Styles Hotel	10	1,614
Manachised hotels	7	1,202
Franchised hotels	3	412
Mercure Hotel	15	4,026
Leased hotels	2	463
Manachised hotels	12	3,285
Franchised hotels	1	278
Novotel Hotel	2	629
Manachised hotels	1	306
Franchised hotels	1	323
Grand Mercure	1	191
Franchised hotels	1	191
Total	3,269	331,347

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	December 31,		December 31,		yoy change	December 31,		yoy change	December 31,		yoy change
	2015	2016	2015	2016		2015	2016		2015	2016
Economy hotels	1,999	1,999	143	144	1.0%	165	165	0.2%	87%	87%	0.7%
Leased hotels	511	511	149	151	0.9%	175	175	0.3%	86%	86%	0.5%
Manachised and franchised hotels	1,488	1,488	140	141	1.1%	160	161	0.2%	87%	88%	0.8%
Midscale and upscale hotels	206	206	231	251	8.9%	274	295	7.6%	84%	85%	1.0%
Leased hotels	72	72	276	301	9.3%	307	336	9.4%	90%	90%	-0.1%
Manachised and franchised hotels	134	134	195	211	8.2%	245	259	5.8%	79%	81%	1.9%
Total	2,205	2,205	153	157	2.5%	177	180	1.6%	86%	87%	0.7%

	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the year ended			For the year ended			For the year ended
	December 31,		December 31,		yoy change	December 31,		yoy change	December 31,		yoy change
	2015	2016	2015	2016		2015	2016		2015	2016
Economy hotels	1,999	1,999	148	147	-1.2%	169	167	-0.7%	88%	88%	-0.4%
Leased hotels	511	511	154	151	-1.6%	176	175	-0.5%	87%	86%	-1.0%
Manachised and franchised hotels	1,488	1,488	146	145	-0.9%	165	164	-0.8%	88%	88%	-0.1%
Midscale and upscale hotels	206	206	229	248	8.3%	275	290	5.4%	83%	86%	2.3%
Leased hotels	72	72	264	291	10.0%	304	324	6.5%	87%	90%	2.8%
Manachised and franchised hotels	134	134	195	207	5.9%	245	253	3.5%	80%	82%	1.8%
Total	2,205	2,205	157	158	0.4%	180	181	0.5%	87%	87%	-0.1%

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